SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

[ X	]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2014, OR
[	]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  Group Profit Sharing, Incentive and Employer Contribution Plan (France), c/o Groupe Procter & Gamble en France, Service Relations Exterieures, 96 avenue Charles de Gaulle, 92200 Neuilly sur Seine.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 1.	Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

Item 2.	Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

Procter & Gamble Holding France S.A.S. Group Profit
Sharing, Incentive and Employer Contribution Plan (FRANCE)

Statements of Net Assets Available for Plan Benefits as of June 30, 2014 and 2013, Statements
of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2014, 2013,
and 2012 and  Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE HOLDING FRANCE S.A.S. GROUP PROFIT SHARING,
INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of June 30, 2014 and 2013	3

Statement of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2014, 2013 and 2012	4

Notes to Financial Statements	5-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Group Profit Sharing, Incentive and Employer Contribution Plan (France):

We have audited the accompanying statements of net assets available for plan benefits of the Group Profit Sharing, Incentive and Employer Contribution Plan (France) (the "Plan") as of June 30, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2014.These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2014 and 2013 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Associés
Deloitte & Associés
Neuilly-sur-Seine, France
September 23rd, 2014

PROCTER & GAMBLE HOLDING FRANCE SAS GROUP PROFIT SHARING, INCENTIVE AND EMPLOYE CONTRIBUTION PLAN (FRANCE)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS JUNE 30, 2014 AND 2013

(All numbers in Euros)	2014	2013

ASSETS:
Participant-directed investments	52 113 388	49 050 228
Non participant-directed investments	72 211 751	75 763 144

Total investments	124 325 139	124 813 372

Receivables:
Participant contribution	2 998 000	2 860 000
Employer contribution	2 877 000	4 257 000

Total receivables	5 875 000	7 117 000

NET ASSETS AVAILABLE FOR PLAN BENEFITS	€ 130 200 139	€ 131 930 372

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE SAS GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE) STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED
JUNE 30, 2014, 2013, AND 2012

(All numbers in Euros)	2014	2013	2012

ADDITIONS:
Contributions:
Participant contributions	6 597 071	6 812 070	7 426 409
Employer contributions	4 631 145	6 482 159	3 706 949
Total contributions	11 228 216	13 294 229	11 133 358

Investment (loss) income:
Increase (decrease) in unrealized appreciation in "The Procter & Gamble Company" common stock	(5 086 276)	11 183 743	4 308 768
Increase (decrease) in unrealized appreciation in other investments	1 892 721	824 649	1 060 593
Realized gain (loss) on sales of The Procter & Gamble Company common stock	2 765 589	3 324 378	2 720 418
Realized gain (loss) on sale of other investments	3 030 039	2 223 170	(1 732 483)
Dividends from The Procter & Gamble Company common stock	1 595 935	1 633 032	1 509 514
Other income (expenses)	(14 648)	(14 652)	(14 907)

Net investment (loss) income	4 183 359	19 174 321	7 851 903

Total additions	15 411 576	32 468 550	18 985 262

DEDUCTION—Benefits paid to participants	17 141 808	17 630 919	14 984 460

NET INCREASE (DECREASE)	(1 730 233)	14 837 631	4 000 802

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	131 930 372	117 092 741	113 091 939

End of year	€ 130 200 139	€ 131 930 372	€ 117 092 741

See notes to financial statements.

PROCTER & GAMBLE HOLDING FRANCE SAS
GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2014 AND 2013 AND FOR THE YEARS ENDED JUNE 30, 2014, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN
The following brief description of Procter & Gamble Holding France S.A.S. Group Profit Sharing, Incentive and Employer Contribution Plan (the "Plan") is provided for general information only. Participants should refer to the Plan Document and their country's Plan supplement for more complete information.

General—The Plan is an employee savings plan established on December 17, 1990 by agreement between Procter & Gamble S.A. (Procter & Gamble S.A. changed its name to Procter & Gamble Services France and then to Procter & Gamble Services Neuilly before its current name Procter & Gamble Holding France S.A.S.) together with its directly or indirectly wholly-owned subsidiaries, and those subsidiaries' respective Comités d'Entreprise ("Employee Committees"), in order to provide a means for eligible employees to save and invest their income, group profit sharing, and incentive remuneration. The most recent Plan agreement took effect on July 1, 2011 and is signed by Procter & Gamble Holding France S.A.S., Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S., Procter & Gamble Amiens S.A.S., Procter & Gamble Blois S.A.S., Parfums Rochas S.A.S and Wella France S.A.S. (together, "P&G France"), and their related Employee Committees.

In addition to the Plan, a collective Pension Savings plan ("PERCO") has been established for Procter & Gamble Holding France S.A.S and the following subsidiaries: Procter & Gamble France S.A.S., Procter & Gamble Pharmaceuticals France S.A.S, Procter & Gamble Blois S.A.S. and Parfums Rochas S.A.S. In place since January 1st 2013 for the aforementioned entities, the PERCO was established one year later (January 1st 2014) for Wella France S.A.S.

Procter & Gamble Holding France S.A.S. is directly or indirectly a wholly-owned subsidiary of The Procter & Gamble Company (the "Parent"). The Plan and the PERCO are subject to the laws and regulations of France. The assets of the Plan and of the PERCO are invested in five "Fonds Commun de Placement d'Entreprise" ("FCPE") which are registered investment funds reserved to employees of P&G France subject to the laws and regulations of France.

Administration—Administration of the Plan and of the PERCO are jointly executed by Procter & Gamble Holding France S.A.S. and Natixis Asset Management, the fund manager. The five FCPE are under the supervision of the Conseils de Surveillance ("Monitoring Committees") which are composed of both employee and employer representatives of P&G France.

Participants Accounts and Investments Options—An account is maintained for each employee, and reflects employee and employer contributions as well as employee withdrawals. There is no provision for the allocation of income since the FCPE's do not pay dividends. Participants are permitted to invest certain contributions into any of the five FCPE's; however, certain other contributions from employees and from P&G France are mandatorily invested in FCPE Groupe Procter & Gamble (Option D). Amounts may be transferred from one FCPE to another FCPE except that "blocked" amounts may not be transferred out of FCPE Groupe Procter & Gamble (Option D).

Participants may allocate their account balances to one or all of the following investment options offered by the Plan:

•
FCPE Groupe Procter & Gamble Actions (Option A) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds which invest with a minimum of 60% in Eurozone securities and with a maximum of 10% in interest rate products.

•
FCPE Groupe Procter & Gamble Obligations (Option B) – The prospectus indicates that this fund is primarily invested in Eurozone monetary products or in mutual funds which invest primarily in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble 5000 (Option C) – The prospectus indicates that this fund is primarily invested in securities or in mutual funds invested at least at 60% in securities (Europe, United States, Asia and emerging countries) and with a maximum of 10% invested in Eurozone monetary products.

•
FCPE Groupe Procter & Gamble (Option D) – The prospectus indicates that this fund is invested at least at 90% in The Procter & Gamble Company common stock and with a maximum of 10% invested in US/Euro zone monetary products.

•
FCPE Groupe Procter & Gamble Solidaire (Option E) – The prospectus indicates that this fund is invested at least at 15% and with a maximum of 35% in "socially responsible investment" securities selected according to NATIXIS Bank criteria or in mutual funds which invest in "socially responsible investment", and at least at 55% and with a maximum of 80% in Euro bonds or in mutual funds which invest in Euro bonds.

•
FCPE Groupe Procter & Gamble (Option F) – The prospectus indicates that this fund is invested at 80% in International bonds or in mutual funds which invest in International bonds, at 20% in "socially responsible investment" Euro bonds or in mutual funds which invest in "socially responsible" Euro bonds.

To note, the formerly existing FCPE Groupe Procter & Gamble (Option E) has been merged in April 2014 into FCPE Groupe Procter & Gamble (Option F). All assets held in that fund were transferred to the newly created FCPE Option F.

For the PERCO, investments in Option D are not possible. The other Options are accessible at the discretion of the employee.

Contribution and Vesting—Employees are eligible for Plan participation three months after their start date with P&G France. Contributions are made by Plan participants as well as by P&G France as follows:

Employees' Contributions:

-  Voluntary, periodic contributions – These are usually contributed on a monthly basis. They are eligible for matching contributions from P&G France. These contributions are automatically invested in Option D.

-  Voluntary, complementary contributions – Employees may make complementary contributions whenever they wish although these amounts receive no matching contributions. These contributions are invested at the discretion of the employee in one of the five FCPE's.

Employers' Contributions:

-  Employer matching contributions –P&G France makes a matching contribution between 50 and 100 percent, based on employees' voluntary periodic contributions, with a maximum threshold of € 121.72. These matching contributions are automatically invested in Option D.

-  Profit Sharing –P&G France calculates and distributes profit sharing contributions according to French law as well as a supplementary profit-sharing agreement. These amounts are invested at the discretion of the employee in one of the five FCPE's. If no investment direction has been given by an employee, amounts are automatically invested as per the last investment choice or, by default, in Option B.

-  Incentive compensation –P&G France contributes incentive amounts to employees according to an incentive compensation agreement. Employees have the option to receive these amounts immediately, or to contribute these amounts to the Plan. Amounts contributed to the Plan are invested at the discretion of the employee in one of the five FCPE's, or automatically invested as per the last investment choice.

All contributions are immediately 100 percent vested.

Contributions to the PERCO can be made by the employees through i) voluntary periodic contributions, ii) investment of the profit sharing contribution and iii) valorisation of remaining vacation days (up to 5 per fiscal year).

Withdrawals—All contributions to the Plan are "blocked" for a period of five years beginning on October 1st of the calendar year in which the contribution was made. After this period, amounts are available for withdrawal without restriction. Under certain circumstances, as defined by law, a participant may withdraw "blocked" contributions. All amounts become immediately available for withdrawal upon the termination of employment.

Plan Termination – The Plan agreement must be renewed every three years by written agreement between P&G France and their related Employee Committees. Although the Plan is expected to be renewed by all parties, any party has the right to decline to the renewal. The present Plan has to be reviewed after the year-end June 30, 2014.
In the event of Plan termination, the FCPE's will either remain active or will be merged with other FCPE's. Thus, Plan participants will have the option to withdraw "unblocked" amounts or to remain invested. Future employee and employer contributions to the Plan would then be suspended.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Employer and participants contributions reflect the estimated total investments in the Plan, based on prior year behavior.
Risks and Uncertainties—The Plan utilizes various investment instruments as described in Note 1. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Plan Investments – The Plan's investments are presented at fair-value based upon the net asset value of the units of each FCPE held by the Plan at year end. The net asset values of the FCPE's are determined by the fund manager, Natixis Asset Management, based upon the fair value of the FCPE's underlying investments, less any liabilities.
Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. The cost of investments sold is determined using average cost.
Fair value measurements– ASC 820, Fair Value Measurements and Disclosures, established a single authoritative definition of fair value, set as a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2 which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2014.

	2014			2013
Asset Group	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Procter & Gamble Company common stock	€ 72 211 751			€ 75 763 144
Other investments	€ 52 113 388			€ 49 050 228

Expenses of the Plan – Investment management, record keeping expenses, and other administrative expenses are paid by P&G Holding France S.A.S. Brokerage commissions are paid by the participants, and other costs related to the purchase or sale of shares are reflected in the price of the shares and borne by the participants.
Contributions Receivable – Contributions that are pending transfer to the Trustee as of June 30, 2014 and 2013 are recorded as contributions receivable to the Plan in the accompanying financial statements.
Payment of Benefits– Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not been yet paid at June 30, 2014 and 2013.

3.	INVESTMENTS
Investments held by the Plan at June 30, 2014 and 2013 were as follows:
	2014		2013
(All numbers in Euros)	Number	Market	Number	Market
	of Shares	Value in €uros	of Shares	Value in €uros
Investments of each FCPE

• Groupe Procter & Gamble Actions (Option A)*	243 025	19 723 187	254 778	17 697 039
• Groupe Procter & Gamble Obligations (Option B)*	664 771	18 665 240	703 106	19 681 740
• Groupe Procter & Gamble 5000 (Option C)*	655 638	11 292 252	669 815	9 782 530
• Groupe Procter & Gamble (Option D)*	517 779	72 211 751	537 544	75 763 144
• Groupe Procter & Gamble Solidaire (Option E)*	-	-	1 164 993	1 888 917
• Groupe Procter & Gamble Obligations (Option F)*	1 582 206	2 432 709	-	-

Total investments		€ 124 325 139		€ 124 813 372
*Represents investments which exceed five percent of net assets available for benefits

The Plan's investments experienced unrealized (depreciation) appreciation in value as follows for the years ended June 30, 2014, 2013 and 2012:

(All numbers in Euros)	2014	2013	2012

The Procter & Gamble Company Common stock (FCPE Option D)
Cost	43 344 100	41 809 217	41 948 843
Market value	72 211 751	75 763 144	64 719 027
Unrealized appreciation (depreciation)	28 867 651	33 953 927	22 770 184

(Decrease) increase in unrealized appreciation	(5 086 276)	11 183 743	4 308 768

Other investments (FCPE Option A, B, C, E, F)
Cost	47 433 040	46 262 254	44 979 389
Market value	52 113 388	49 050 228	46 942 714
Unrealized appreciation (depreciation)	4 680 348	2 787 974	1 963 324

Increase (decrease) in unrealized appreciation	1 892 375	824 649	1 060 593

The realized gain (loss) on the sales of the Plan's investments for the years ended June 30, 2014, 2013, and 2012 was determined as follows:

(All numbers in Euros)	2014	2013	2012

The Procter & Gamble Company Common stock
Proceeds on sales of shares	13 654 835	15 750 638	7 353 841
Cost	10 889 245	12 426 260	4 611 669
Realized (loss) gain	2 765 589	3 324 378	2 742 171

Other investments
Proceeds on sales of shares	31 829 907	42 557 977	79 549 089
Cost	28 799 868	40 334 807	81 464 233
Realized (loss) gain	3 030 039	2 223 170	(1 915 144)

4.	NON PARTICIPANT-DIRECTED INVESTMENTS
FCPE Option D is considered to be non participant-directed under the guidance of SOP 99-3 because participants are required to maintain contributed funds in the Parent's stock.
Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of June 30, 2014, 2013 and 2012 is as follows:
(All numbers in Euros)	2014	2013	2012

Net assets:
P&G Company Stock (FCPE Option D)	75 763 144	64 719 028	60 087 665

Changes in net assets:
Net appreciation (depreciation) in fair value of investments	(728 015)	16 137 923	8 535 798
Participant contributions	4 672 369	4 667 203	4 499 663
Employer contributions	3 243 144	2 529 757	2 783 824
Benefits paid to participants	(10 738 891)	(12 290 766)	(11 187 923)
Net change	-3 551 394	11 044 117	4 631 362

P&G Company Stock (FCPE Option D)—beginning of year	75 763 144	64 719 028	60 087 665

P&G Company Stock (FCPE Option D)—end of year	72 211 751	75 763 145	64 719 028

5	PLAN PARTICIPANTS
As of June 30, 2014, the Plan had 3,613 participants invested in the Plan (vs 3663 as of June 2013) whereas 954 employees (1,046 as of June 30, 2013) chose to collect their year group profit sharing rather than invest in the plan.

6.	TAX STATUS
The Plan and the underlying FCPE's are subject to the tax laws of France. The Plan and the underlying FCPE's are tax-exempt according to French tax law. Thus, no provision for income taxes has been reflected in the accompanying financial statements.

7 .     RELATED PARTY TRANSACTIONS
At June 30, 2014 and 2013, the plan held 1,257,600 and 1,277,500 shares respectively, of common stock of the Procter & Gamble Company, the sponsoring employer with a cost basis of € 43,344,100 and € 41,809,217, respectively and a fair value of € 72,211,751 and € 75,763,144 respectively.
During the years ended June 30, 2014, 2013 and 2012, the Plan recorded dividend income from common stock of the Procter & Gamble Company of € 1,595,934, € 1,633,032 and € 1,509,514 respectively.
During the years ended June 30, 2014, 2013 and 2012, the Plan's investment in common stock of The Procter & Gamble Company, including gains and losses on investments bought and sold as well as held during the year (depreciated) appreciated in value by € (-2,320,687), by € 14,508,121 and € 7,050,939  respectively.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on September 23, 2014.

PROCTER & GAMBLE HOLDING FRANCE S.A.S.GROUP PROFIT SHARING, INCENTIVE AND EMPLOYER CONTRIBUTION PLAN (FRANCE)

By:   /s/    Christophe Duron
       Christophe Duron
                               President
                               Procter & Gamble Holding France S.A.S. Group Profit Sharing,
                               Incentive and Employer Contribution Plan (France)

EXHIBIT INDEX

Exhibit No.

      23                                   Consent of Deloitte & Associés